AmBev International Finance Co. Ltd.
Maples Corporate Services Limited
PO Box 309GT
Grand Cayman KY1-1104
Cayman Islands
February 9, 2009
VIA EDGAR

John Reynolds, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	AmBev International Finance Co. Ltd.
Registration Statement on Form F-4
Filed September 22, 2008
File No. 333-153609
Dear Mr. Reynolds:
               This letter responds to your letter dated October 17, 2008 in connection with the above-referenced file. To facilitate your review, we have reproduced your comments in italics below and have provided our responses immediately following each comment. Capitalized terms used herein without definition have the meanings given them in the above-referenced Registration Statement on Form F-4 (the “F-4”).
General
1.	We note that you are registering the notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5,1991) and Shearman & Sterling, SEC No-Action Letter (July 2,1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

               The Company will provide a supplemental letter stating that it is registering the exchange offer in reliance on your position contained in such letters and will include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.
Part II, Item 21, Exhibits and Financial Statement Schedules
2.	Please revise exhibit 99.1 to delete the language in the letter of transmittal requiring the holder to acknowledge that he or she has “reviewed” the terms of the exchange offer.
               The Company has deleted the language in the letter of transmittal requiring the holder to acknowledge that he or she has “reviewed” the terms of the exchange offer.
Signatures, Page II-3
3.	Please revise the AmBev International Finance Co. Ltd. signature page. It must be signed by the principal executive officer or officers, the principal financial officer, and the controller or principal accounting officer. See Instruction 1 to Part II of Form F-4.
                    The Company has revised the AmBev International Finance Co. Ltd. signature page accordingly.
* * * * * * *

               If you have additional questions or comments, please do not hesitate to contact Graham Staley at +55 11 2122-1428, or Pedro Mariani at +55 11 2122-1374, or by fax at +55 11 2122-1529.

Very truly yours,

AmBev International Finance Co. Ltd.

By:	/s/ Graham D. Staley
Name: Graham D. Staley
Title: Director

By:	/s/ Pedro Mariani
Name: Pedro Mariani
Title: Director

cc:	Dana Brown
Division of Corporation Finance

Kevin Kelley
Gibson, Dunn & Crutcher LLP